Statement in Support of 2015 Dominion Resources, Inc.
Methane-Emissions Shareholder Resolution (Item 7)

Shareholders are encouraged to vote for the resolution, which reads:

RESOLVED: Shareholders request that the Board of Directors publish a report for investors within six months of the 2015 annual meeting, at reasonable cost and omitting proprietary information, on how Dominion Resources is measuring, mitigating, setting reduction targets, and disclosing methane emissions.

Explanation

Dominion Resources is one of the nation’s largest producers and transporters of energy. As of December 31, 2014, Dominion’s portfolio of assets included approximately 24,600 MW of electricity-generating capacity (a substantial and growing portion of which uses natural gas as a fuel); 10,900 miles of natural gas transmission, gathering, and storage pipeline; and 21,900 miles of gas distribution pipeline, exclusive of service lines. Dominion operates one of the nation’s largest underground natural gas storage systems, with approximately 947 billion cubic feet of storage capacity.1

Dominion plans to implement major expansions of its natural gas facilities, including a $3.8 billion investment in constructing an LNG export facility at Cove Point, Maryland,2 and the proposed 550-mile Atlantic Coast Pipeline.3

Natural gas is primarily methane, a very potent greenhouse gas.4  The comparative climate impact of methane (CH4) emissions to the atmosphere is over 20 times greater than that of carbon dioxide (CO2) over a 100-year period.5  Great concern has been expressed recently, including in a study published by the National Academy of Sciences, that U.S. methane emissions are higher than previously estimated and are a significant contributor to climate change.6

In January, 2015 the federal government announced its intention to act to cut fugitive methane emissions.7  There will likely be pressure to further tighten these restrictions as global warming becomes more of a concern in coming years.

1 Dominion Resources Form 10-K annual report, filed February 27, 2015.
2 https://www.dom.com/corporate/what-we-do/natural-gas/dominion-cove-point
3 https://www.dom.com/corporate/what-we-do/natural-gas/atlantic-coast-pipeline
4 http://www.wri.org/blog/close-look-fugitive-methane-emissions-natural-gas
5 http://epa.gov/climatechange/ghgemissions/gases/ch4.html
6 http://www.nytimes.com/2013/11/26/us/emissions-of-methane-in-us-exceed-estimates-study-finds.html
7 http://www.washingtonpost.com/opinions/new-rules-on-methane-emissions-take-aim-at-a-major-pollutant/2015/01/17/5a6ebb38-9d0b-11e4-bcfb-059ec7a93ddc_story.html

As a result of this growing concern, failure by Dominion to measure and manage fugitive (unintended) methane emissions can lead to significant financial risks.  These risks fall into at least four major categories – safety, regulatory, reputational / social license to operate, and lost revenue.  If Dominion produces large (or unknown) amounts of leaking methane:
•	There is an increased risk of explosions, with associated risk of lost of life and/or property;
•	Investors may need to boost the estimates of expenses Dominion will incur to fix or replace pipes, equipment and other infrastructure to comply with future emission regulations;
•
Dominion’s reputation with regulators, customers, investors and local communities may be damaged, making it more difficult for the company to site new facilities, convince regulators of the need for rate increases, and attract and retain investors and lenders;

•	Dominion loses profits by not being able to sell the natural gas that leaks.

Transparency concerning the full amount of methane emissions, how those emissions are measured, and what goals the company has set to reduce them, is important for investors interested in comparing Dominion with its competitors in the natural gas sector.

The natural gas and petroleum industry is the largest source of industrial methane emissions in the United States.  The industry as a whole (along with individual companies) suffers from regulatory risk relating to methane emissions as natural gas competes with coal as a temporary solution to climate change.  A widely cited estimate is that if methane emissions exceed 3.2% of produced natural gas, then natural gas is worse than coal as a driver of climate change.8

Dominion’s board recommends a vote against the resolution, stating that the company already makes various disclosures.  While it is true that Dominion does make disclosures of some of its methane emissions, the various EPA disclosures that Dominion makes are limited to certain facilities over certain size thresholds. Dominion’s aggregate emissions may be significantly higher than the sum of the emissions that are reported to the EPA.

Additionally, Dominion has not publicly disclosed methane-emission reduction targets it has set, or how it is setting them (if at all). Dominion says that it is engaging in “best practices,” but that vague term does not give investors specific information they can use to compare Dominion’s emission-reduction efforts with those of its competitors. That is the type of information investors need if they want to invest in a natural gas company but want to minimize business risk caused by methane emissions.  Without emissions reduction goals, investors cannot judge the quality or overall impact of Dominion’s efforts to control the emissions-related risks.

8 http://www.edf.org/methaneleakage

Additional information on institutional investor concerns about methane emissions can be found via a white paper issued by the Global Investor Coalition (a group of investor networks concerned about climate change) called “Controlling fugitive methane emissions in the oil and gas sector.”9

In summary, it is clear that there will be significant increased focus on methane-emission measurements in the next few years and on the accuracy and completeness of corporate disclosures relating to methane emissions.  How Dominion measures and mitigates these risks, and what reduction targets (if any) it has set for itself are important issues for investors. Companies that are not measuring their emissions thoroughly and accurately, or that are not setting ambitious emission-reduction targets, are likely to face significant additional financial risk vis-à-vis their competitors as pressures mount to reduce methane emissions.

Investors are encouraged to vote FOR the resolution.

9 http://www.ceres.org/files/methane-emissions/investor-joint-statement-on-methane-emissions